Filed by Lennar Corporation

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Lennar Corporation

Commission File No.: 1-11749

Lennar Launches Exchange Offer of Millrose Stock for Lennar Stock

MIAMI, Oct. 10, 2025 /PRNewswire/ — Lennar Corporation (NYSE: LEN and LEN.B) (“Lennar”), one of the nation’s leading homebuilders, announced today its offer to exchange the approximately 20% it owns of the total outstanding shares of Millrose Properties, Inc. (NYSE: MRP) (“Millrose”) for outstanding shares of Lennar Class A common stock (the “Exchange Offer”). In February 2025, Lennar completed the spin-off of Millrose through a distribution of approximately 80% of Millrose’s stock to Lennar stockholders.

The Exchange Offer begins immediately and will expire on November 7, 2025, unless extended or terminated. The Exchange Offer enables Lennar stockholders to exchange shares of Lennar Class A common stock for shares of Millrose Class A common stock at a 6% discount, subject to an upper limit of 4.1367 shares of Millrose Class A common stock per share of Lennar Class A common stock tendered and accepted in the Exchange Offer.

Lennar will determine the ratio at which shares of Lennar Class A common stock and shares of Millrose Class A common stock will be exchanged by reference to the arithmetic average of the daily volume-weighted average prices of shares of Lennar Class A common stock and Millrose Class A common stock on the NYSE during the three consecutive trading days ending on and including the second trading day preceding the expiration date of the Exchange Offer, which are expected to be November 3, November 4 and November 5, 2025, if the Exchange Offer is not extended or terminated. The final exchange ratio, reflecting the number of shares of Millrose Class A common stock that tendering stockholders will receive for each share of Lennar Class A common stock accepted in the Exchange Offer, will be announced by press release by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, will be November 7, 2025). The final exchange ratio, when announced, and a daily indicative exchange ratio beginning on the third trading day of the Exchange Offer period, will also be available at www.envisionreports.com/lennarexchange.

The Exchange Offer is being registered under the Securities Act of 1933 in a registration statement on Form S-4 (the “Registration Statement”) filed by Millrose with the Securities and Exchange Commission (“SEC”) today. The terms and conditions of the Exchange Offer are contained in the prospectus included in that Registration Statement (the “Prospectus”) and a tender offer statement on Schedule TO filed by Lennar with the SEC today. Copies of the Prospectus, together with documents with which to tender shares, are being sent or made available to all Lennar Class A stockholders.

The Exchange Offer cannot be completed until the Registration Statement becomes effective. The SEC has announced that during the current U.S. federal government shutdown, the SEC will not declare registration statements effective. If the shutdown does not end by the anticipated November 7, 2025 expiration date, Lennar will either have to extend the expiration date or withdraw the Exchange Offer. If the shutdown is still in effect at midnight on October 31, 2025, Lennar will announce by 11:59 pm on October 31, 2025 whether it will (1) extend the Exchange Offer and, if so, the extended expiration date, or (2) terminate the Exchange Offer.

The completion of the Exchange Offer is subject to certain conditions. Lennar can withdraw the Exchange Offer at any time before it accepts tendered shares.

Lennar currently owns 33,298,764 shares of Millrose Class A common stock as of October 7, 2025, representing approximately 20% of the outstanding shares of Millrose Class A common stock. Lennar is offering to exchange up to all of these shares for outstanding shares of Lennar Class A common stock. If the Exchange Offer is consummated but not fully subscribed, Lennar intends to dispose of the shares of Millrose Class A common stock that were not exchanged through a subsequent spin-off, split-off, public offering, private sale or any combination of these potential transactions. If Lennar stockholders tender shares that would entitle them to receive more shares of Millrose Class A common stock than Lennar owns, Lennar will accept only a pro-rata portion of the shares that are tendered by each Lennar stockholder.

The Exchange Offer is voluntary for Lennar Class A stockholders. No action is necessary for Lennar Class A stockholders who choose not to participate. No offer is being made to holders of Lennar Class B common stock, and such holders are not eligible to participate in the Exchange Offer.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are serving as dealer managers for the Exchange Offer. Vestra Advisors, LLC is acting as exclusive financial advisor to Millrose.

About Lennar

Lennar Corporation, founded in 1954, is one of the nation’s leading builders of quality homes for all generations. Lennar builds affordable, move-up and active adult homes primarily under the Lennar brand name. Lennar’s Financial Services segment provides mortgage financing, title and closing services primarily for buyers of Lennar’s homes and, through LMF Commercial, originates mortgage loans secured primarily by commercial real estate properties throughout the United States. Lennar’s Multifamily segment is a nationwide developer of high-quality multifamily rental properties. LENX drives Lennar’s technology, innovation and strategic investments.

Forward-Looking Statements

This communication contains certain statements about Lennar and Millrose that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Lennar’s and Millrose’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lennar and Millrose of the Exchange Offer, the anticipated timing and benefits of the Exchange Offer, Lennar’s and Millrose’s anticipated financial results, and other statements that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lennar’s and Millrose’s respective periodic reports filed from time to time with the SEC, the Registration Statement relating to the Exchange Offer and the Prospectus forming a part of it, the Schedule TO and other Exchange Offer documents filed by Lennar or Millrose, as applicable, with the SEC. Additionally, the possibility that the ongoing U.S federal government shutdown will cause the SEC not to be able to declare the Registration Statement effective before the expected expiration of the Exchange Offer may cause the anticipated timing and completion of the Exchange Offer to differ materially from what is described in this press release. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lennar nor Millrose undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the Exchange Offer. Millrose has filed with the SEC a Registration Statement on Form S-4 that includes the Prospectus. The Exchange Offer is made solely by the Prospectus. The Prospectus contains important information about the Exchange Offer, Lennar, Millrose and related matters, and Lennar will deliver the Prospectus to holders of Lennar Class A common stock. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Lennar, Millrose or any of their respective directors or officers or the dealer managers appointed with respect to the Exchange Offer makes any recommendation as to whether you should participate in the Exchange Offer.

Lennar has filed with the SEC a Schedule TO, which contains important information about the Exchange Offer.

Holders of Lennar Class A common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Lennar and Millrose file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Lennar Class A common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.envisionreports.com/lennarexchange.

Lennar has retained Georgeson LLC as the information agent for the Exchange Offer. To obtain copies of the Prospectus and related documents, or for questions about the terms of the Exchange Offer or how to participate, you may contact the information agent at +1 (888) 624-7035 (toll-free for stockholders, banks and brokers) or +1 (218) 209-2908 (all others outside the United States and Canada).

Contact:

Ian Frazer

Investor Relations

Lennar Corporation

(305) 485-4129

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